FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          DECEMBER 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1          NEWS RELEASE DATED DECEMBER 15, 2006
Document 2          MATERIAL CHANGE REPORT DATED DECEMBER 15, 2006

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
December 15, 2006                                                      TSXV: AGX

                           PRIVATE PLACEMENT AMENDMENT

Further to the Company's news release of December 7, AMADOR GOLD CORP. is pleased to announce that it has increased its previously announced private placement for up to $1,860,000 through the sale of approximately 15,500,000 units from 8,000,000 units. The financing will consist of both flow-through and non flow-through units priced at $0.12 per unit. Each of the units will consist of either one flow-through or non flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

In accordance with Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

The financing is being done prior to the spinoff of its wholly owned subsidiary Diamondcorp Resources Inc. announced on July 12, 2006 and approved by Company shareholders on September 21, 2006. Placees, therefore, will receive shares of Diamondorp Resources Inc. when the spinoff is completed. The Company anticipates effecting the spinoff upon completion of the financing.

The proceeds of the private placement will be used for exploration on the Company's Ontario properties and for general working capital.

ON BEHALF OF THE BOARD

/s/ Richard W. Hughes
-------------------------
President

For Further Information Contact: Richard Hughes
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgoldcorp.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT


TO:               British Columbia Securities Commission
                  Alberta Securities Commission
                  TSX Venture Exchange


ITEM 1. NAME AND ADDRESS OF COMPANY - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE - December 15, 2006.

ITEM 3.           NEWS RELEASE - News  Release  issued  December  15,  2006,  at
                  Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - The Company announced that it has increased its previously announced private placement for up to $1,860,000 through the sale of approximately 15,500,000 units from 8,000,000 units.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced that it has increased its previously announced private placement for up to $1,860,000 through the sale of approximately 15,500,000 units from 8,000,000 units. The financing will consist of both flow-through and non flow-through units priced at $0.12 per unit. Each of the units will consist of either one flow-through or non flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

                  In accordance with Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

                  The financing is being done prior to the spinoff of its wholly owned subsidiary Diamondcorp Resources Inc. announced on July 12, 2006 and approved by Company shareholders on September 21, 2006. Placees, therefore, will receive shares of Diamondorp Resources Inc. when the spinoff is completed. The Company anticipates effecting the spinoff upon completion of the financing.

                  The proceeds of the private placement will be used for exploration on the Company's Ontario properties and for general working capital.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7.           OMITTED   INFORMATION  -  The   undersigned  is  aware  of  no
                  information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 15th day of December, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    December 18, 2006        BY:  /S/ BEVERLY J. BULLOCK
                                  --------------------------------------------
                                       Beverly J. Bullock, Corporate Secretary